Exhibit 99.4

Elias Zerhouni, Scientific Advisor

to the Chief Executive Officer

Paris, France - February 11, 2009 – Sanofi-aventis is pleased to announce the collaboration with Dr. Elias Zerhouni as Scientific Advisor to the Chief Executive Officer, Christopher A. Viehbacher and to the Senior Vice President, Research and Development, Marc Cluzel.

Sanofi-aventis has embarked upon an ambitious program with the goal of making the company a world leader in healthcare. Sanofi-aventis will be able to draw upon Dr. Zerhouni’s deep experience and knowledge gained over an impressive career in both academia as well as the Director of the NIH.

Dr Zerhouni has won numerous awards for research. He has been a member of the Institute of Medicine of the National Academy of Sciences since 2000 and received the prestigious Legion d’Honneur from the President of France in 2008.

Most recently Dr. Zerhouni joined the Bill and Melinda Gates Foundation as a Senior Fellow.

Chris Viehbacher said: “Our R&D team and I are excited by the opportunity to work with such a world reknowned figure as Dr. Zerhouni. In addition to his outstanding scientific credentials, Dr. Zerhouni’s multi cultural background will help us to address significant public health issues around the globe”.

Dr. Zerhouni will also chair a Scientific Council for the company, details of which will be the subject of a future announcement.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).